UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Centra Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15234X10-3

(CUSIP Number)

Mr. R. Daniel Beckham Criterion Capital Management, LLC 435 Pacific Avenue, 5th Floor San Francisco, CA 94133 415-249-1282	Carolyn S. Reiser, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Criterion Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,736,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,736,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher H. Lord

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,736,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,736,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions) HC, IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Centra Software, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 430 Bedford Street, Lexington, MA 02420.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Criterion Capital Management, LLC, a California limited liability company ("CCM"), and Christopher H. Lord ("Lord") (collectively, the "Filers").

CCM and Lord disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is 435 Pacific Avenue, 5th Floor, San Francisco, CA 94133

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is an investment adviser. Lord is the sole manager and controlling person of CCM. The business address of both is provided in Item 2(b) above.

(d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover sheet for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Criterion Capital Management, LLC*	Funds under management	$6,208,174

* Purchases were made by CCM on behalf of client accounts.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs:

Merger Agreement

On October 5, 2005, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Issuer, Saba Software, Inc. ("Saba") and two wholly owned subsidiaries of Saba. Pursuant to the Merger Agreement, the Issuer will merge with and into the subsidiaries sequentially and become a wholly-owned subsidiary of Saba. The boards of directors of the Issuer and Saba have unanimously approved the mergers and the Merger Agreement.

Under the terms of the Merger Agreement, each outstanding share of the Stock will be converted into the right to receive 0.354 shares of Saba common stock and $0.663 in cash. The mergers are subject to customary conditions to closing, including: (i) approval of the holders of majority of the Stock; (ii) approval of the holders of majority of the common stock of Saba; (iii) the accuracy of representations and warranties and the performance and compliance with all covenants and the absence of any material adverse effect with respect to each party's business (in each case, subject to certain exceptions); (iv) the delivery of customary opinions from legal counsel to each party that the mergers will qualify as a tax-free reorganization for federal income tax purposes; (v) the Issuer obtaining all required third party consents and approvals; and (vi) holders of less than ten percent in the aggregate of the Stock having appraisal rights that have not been waived. The closing of the mergers is expected to occur during the quarter ending March 31, 2006.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Saba and certain stockholders of the Issuer, consisting of the Filers and the officers and directors of the Issuer (collectively the "Stockholder Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, the Stockholder Parties agreed that, at the meeting of the Issuer's stockholders held for purposes of voting on the Merger Agreement and the transactions contemplated thereby, the Stockholder Parties will vote or cause the record holder to vote in favor of the approval of the mergers and the Merger Agreement and the transactions contemplated thereby and against any action that would impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the mergers or any of the other transactions contemplated by the Merger Agreement. The Stockholder Parties also agreed: (i) not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, the agreements to vote their respective shares in the manner described above; and (ii) to execute and deliver to Saba a proxy in a form reasonably acceptable to Saba with respect to each meeting or action or approval by written consent or resolution of the stockholders of the Issuer.

Pursuant to the terms of the Voting Agreement, each of the Stockholder Parties also agreed, except for certain permitted transferees, not to transfer, sell, exchange, pledge, or otherwise dispose of or encumber such stockholder's shares of the Issuer or deposit any of such stockholder's shares into a voting trust or grant certain proxies or to make or accept any offer or other agreement relating thereto unless the permitted transferee agrees in writing to be bound by the terms of the Voting Agreement. Pursuant to its terms, the Voting Agreement, and all rights and obligations of the parties thereunder, terminate upon the earlier of: (i) the effective time of the mergers and (ii) the termination of the Merger Agreement.

A copy of the Merger Agreement, filed as Exhibit 2.1 to the the Issuer's current report on Form 8-K filed with the SEC on October 6, 2005, is incorporated herein by reference. A copy of the Voting Agreement is attached hereto as Exhibit G. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Filers beneficially own 1,736,900 shares of the Stock, representing approximately 6.1% of shares of the Stock outstanding as of November 4, 2005.

In addition, by virtue of the Voting Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Stockholder Parties to the Voting Agreement, Saba and the Filers. To the knowledge of the Filers, such a group including the other Stockholder Parties, Saba and the Filers would be deemed to beneficially own, in the aggregate, 6,411,641 shares of the Stock (including shares underlying options exercisable within 60 days), representing 22.7% of the Stock outstanding as of November 4, 2005. The Filers do not affirm that any such "group" exists.

(b) The Filers have the sole power to vote, direct the vote, dispose and direct the disposition of the 1,736,900 shares of the Stock.

Pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Filers share voting and dispositive power with the other Stockholder Parties and Saba with respect to the shares of the Stock beneficially owned by the Stockholder Parties. To the knowledge of the Filers, the name, address and principal occupation of each Stockholder Party is as set forth on Exhibit H hereto and is incorporated herein by reference. To the knowledge of the Filers, during the last five years, no other Stockholder Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Filers have effected any transaction relating to the Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser with discretionary authority over client accounts. Some of CCM's client accounts are limited partnerships for which CCM serves as the general partner pursuant to agreements providing to CCM the authority, among other things, to invest the funds of such partnership in the Stock, to vote and dispose of Stock. Other clients are investment accounts subject to investment advisory agreements providing CCM the authority to invest the assets of the account in the Stock, to vote and dispose of the Stock. Pursuant to such agreements, CCM is entitled to allocations or fees based on assets under management and realized and unrealized gains. None of CCM's client accounts is a member of the group filing this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

*Exhibit B. Letter dated January 28, 2005.

*Exhibit C. Letter dated April 1, 2005.

*Exhibit D. Letter dated April 13, 2005.

*Exhibit E. Letter dated May 20, 2005.

*Exhibit F. Agreement dated June 2, 2005.

**Exhibit G. Agreement and Plan of Reorganization, dated October 5, 2005, by and among the Issuer, Saba Software, Inc., Spruce Acquisition Corporation and Spruce Acquisition, LLC.

Exhibit H. Voting Agreement dated October 5, 2005 between Saba and the stockholders named therein.

Exhibit I. Name, address and principal occupation of certain group members.

_______________________

* Previously filed as exhibits to Amendment No. 5 of this Schedule 13D dated June 2, 2005, and incorporated by reference herein.

** Previously filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on October 6, 2005, and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2005

CRITERION CAPITAL MANAGEMENT, LLC By: /s/ Christopher H. Lord, Manger
/s/ Christopher H. Lord

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Centra Software, Inc.

Dated: October 12, 2004

CRITERION CAPITAL MANAGEMENT, LLC By: /s/ Christopher H. Lord, Manager
/s/ Christopher H. Lord

EXHIBIT H

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is entered into as of the 5th day of October, 2005 by and among Saba Software, Inc., a Delaware corporation ("Parent"), and the undersigned holders of common stock of Centra Software, Inc., a Delaware corporation (the "Company"), $0.001 par value ("Company Common Stock"), listed on the Schedule of Stockholders attached hereto as Schedule A (individually referred to herein as a "Stockholder," and collectively referred to herein as the "Stockholders"). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

A. Parent, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub 1"), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent ("Merger Sub 2"), and the Company have concurrently herewith entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Merger Agreement"), pursuant to which (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the "First Step Merger"), and (ii) immediately after the effective time of the First Step Merger, the Company, as a wholly-owned subsidiary of Parent, will be merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the "Second Step Merger").

B. Upon the consummation of the First Step Merger and in connection therewith, each Stockholder will become an owner of shares of common stock of Parent.

C. In order to induce Parent to enter into the Merger Agreement, Parent, Merger Sub 1 and Merger Sub 2 have requested that each of the Stockholders, and each of the Stockholders has agreed to, enter into this Agreement.

D. Each Stockholder beneficially owns the number of shares of Company Common Stock and options to purchase Company Common Stock set forth opposite such Stockholder's name on Schedule A hereto as of the date hereof, and Parent, Merger Sub 1, Merger Sub 2 and each Stockholder wish to bind each Stockholder to vote such number of shares of Company Common Stock so owned by such Stockholder as contemplated herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

1. Agreement to Retain Shares.

1.1 Agreement to Retain Shares. Each Stockholder agrees not to transfer (except as may be specifically required by court order, by operation of law or as a distribution to members of such Stockholder (a "Permitted Transferee")), sell, exchange, pledge or otherwise dispose of or encumber such Stockholder's Shares (as defined below) or deposit any of such Stockholder's Shares into a voting trust or grant a proxy (except for a Proxy (as defined below)) or to make or accept any offer or other agreement relating thereto, at any time prior to the Expiration Date (as defined below), unless the Permitted Transferee of such Stockholder's Shares agrees in writing to be bound by the terms hereof. Each Stockholder agrees and consents to the entry of stop transfer instructions by the Company consistent with the terms of this Section 1 against the transfer of any of such Stockholder's Shares. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement. As used herein, the term "Shares" shall mean all issued and outstanding shares of Company Common Stock owned of record or beneficially by Stockholder or over which Stockholder exercises voting power, in each case, as of the record date for persons entitled (i) to receive notice of, and to vote at, the meeting of the stockholders of Company called for the purpose of voting on matters referred to in section 2.1, or (ii) to take action by written consent of the stockholders of Company with respect to the matters referred to in Section 2.1, all other securities of Company (including all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by the Stockholder as of the date of this Agreement; and all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Company are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger. Stockholder agrees that any shares of capital stock of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or over which Stockholder exercises voting power after the execution of this Agreement and prior to the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Company are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger, shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

2. Voting.

2.1 Agreement to Vote Shares. Each Stockholder hereby agrees to appear, or cause the holder of record (the "Record Holder") of any shares of Company Common Stock included in such Stockholder's Shares on any applicable record date to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of the stockholders of the Company and at any adjournment thereof and on every action or approval by written consent or resolution of the stockholders of the Company for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a "Meeting"). Prior to the Expiration Date, at every Meeting, each Stockholder shall vote or cause the Record Holder to vote, such Shares:

(a) in favor of approval of the First Step Merger and the Merger Agreement and the transactions contemplated thereby, and any matter that could reasonably be expected to facilitate the First Step Merger; and

(b) against any action which would, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the First Step Merger or any of the other transactions contemplated by the Merger Agreement, including, but not limited to, a Takeover Proposal (as defined in the Merger Agreement).

Stockholder further agrees not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, any provision contained in this Section 2.1.

2.2 Obligations as Director and/or Officer. If at any time prior to the Expiration Date, a Stockholder (or any affiliate of Stockholder) is a member of the board of directors of the Company ("Director") or an officer of the Company ("Officer"), nothing in this Agreement shall be deemed to limit or restrict such Stockholder's ability to act or vote in his or her capacity as a Director or Officer in any manner he or she so chooses, it being agreed and understood that this Agreement shall apply to such Stockholder solely in his or her capacity as a stockholder of the Company and shall not apply to his or her actions, judgments or decisions as a Director or Officer.

3. Irrevocable Proxy. Promptly after the execution of this Agreement, each Stockholder shall execute and deliver to Parent a duly executed proxy in a form reasonably acceptable to Parent (a "Proxy") with respect to each and every Meeting or action or approval by written consent or resolution of the stockholders of the Company, such Proxy to cover the total number of such Stockholder's Shares held of record at any such meeting or in connection with any such written consent which calls for the vote of the stockholders of the Company to approve the First Step Merger, the Merger Agreement, the transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the First Step Merger.

4. Representations, Warranties and Covenants of Each Stockholder. Each Stockholder hereby represents, warrants and covenants to Parent as follows:

4.1 Stockholder is the beneficial owner of the number of Shares and options to purchase Shares listed opposite his, her or its name on Schedule A. The number of Shares set forth on Schedule A are the only Shares beneficially owned by Stockholder and, except as set forth on Schedule A, Stockholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of Company and has no other interest in or voting rights with respect to any securities of Company. As of the date hereof, except as set forth on the signature page hereto, (i) such Stockholder's Shares are free and clear of any liens, claims, options, charges or other encumbrances, (ii) none of such Stockholder's Shares are deposited into a voting trust with voting instructions inconsistent with any of the provisions of Section 2; and (iii) other than a Proxy, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of such Stockholder's Shares that is inconsistent with any of the provisions of Section 2.

4.2 Stockholder has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and a Proxy, and to perform its obligations hereunder and thereunder. This Agreement has been (and a Proxy will be) duly executed and delivered by such Stockholder and constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 The execution and delivery of this Agreement and a Proxy by such Stockholder do and will not, and the performance of this Agreement and a Proxy by such Stockholder will not result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (as defined in the Merger Agreement) (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of such Stockholder's Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of his, her or its affiliates or properties is or may be bound or affected.

4.4 Subject to and without limiting in any respect, Section 2.2, Stockholder shall not advise or counsel or seek to advise or counsel any Person to vote against the First Step Merger, any of the other transactions contemplated by the Merger Agreement, or any matter that could reasonably be expected to facilitate the First Step Merger.

5. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

5.1 Parent has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

7. Miscellaneous.

7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Stockholder as a stockholder of the Company only with respect to the specific matters set forth herein.

7.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of any Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and each Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

7.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to a Stockholder, at the address set forth below such Stockholder's signature on the signature page hereto with a copy to:

Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02110
Attention: Robert L. Birnbaum, Esq.
Facsimile: (617) 832-7000

(b) If to Parent:

Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA 94065-1166
Attention: Peter E. Williams III, Esq., Chief Financial Officer
Facsimile: (650) 581-2581

with a copy to:

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1010
Attention: Paul "Chip" L. Lion III, Esq.
Facsimile: (650) 494-0792

or to such other address as any party hereto may designate for itself by notice given as herein provided.

7.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to such state's principles of conflicts of laws.

7.7 Entire Agreement. This Agreement and each Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

7.8 Counterparts; Delivery by Facsimile. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. This Agreement may be delivered by facsimile.

7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

7.10 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by each Stockholder and Parent in this Agreement shall survive until, but terminate at, the Expiration Date.

7.11 Waiver of Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the First Step Merger or any related transaction that each such Stockholder or any other Person may have by virtue of the ownership of any Shares.

7.12 Non-Exclusivity. The rights and remedies of Parent or any Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which either Parent or any Stockholder may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and each Stockholder under this Agreement, and the obligations and liabilities of Parent and each Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit Parent's obligations or any Stockholder's obligations, or the rights or remedies of Parent or any Stockholder, under any agreement between Parent and any Stockholder, and nothing in any such agreement shall limit any of Parent's or any Stockholder's obligations, or any of the rights or remedies of Parent or any Stockholder, under this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PARENT SABA SOFTWARE, INC.
By: Name: Title:

STOCKHOLDER [NAME]
(Signature)
(Print Name)
(Print Address)
(Print Address)
(Print Telephone Number)
(Print Facsimile Number)
(Social Security or Tax I.D. Number)

Number of shares of Company beneficially owned by Stockholder on the date of this Agreement:

Common Stock: _________ shares of Company Common Stock

Stock Options: _________

SCHEDULE A

SCHEDULE OF STOCKHOLDERS

Name of Stockholder Shares of Common Stock Stock Options

Leon Navickas 1,585,000 1,490,000

Criterion Capital Management, LLC 1,736,900 0

John Walsh, Jr. 16,241 495,000

Richard Cramer 21,100 425,000

Robert Hult 0 60,000

Leonard Kawell, Jr. 0 50,000

Douglas Ferguson 1,000 50,000

Ronald Benanto 0 50,000

Michelle Caggiano 0 191,400

Ewan Marwell 0 40,000

Martin Deise 0 200,000

EXHIBIT I

To the knowledge of the Filers, the name, address and principal occupation of the other Stockholder Parties is as follows:

Name	Address	Principal Occupation
Leon Navickas	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Chairman and Chief Executive Officer of the Issuer
John Walsh, Jr.	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Senior Vice President of Products and Operations of the Issuer
Richard Cramer	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Senior Vice President of Worldwide Sales and Marketing of the Issuer
Robert Hult	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Senior Vice President Finance and Chief Financial Officer of Mercury Computer Systems, Inc.
Leonard Kawell, Jr.	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Chief Executive Officer of Pepper Computer, Inc.
Douglas Ferguson	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Executive Director of Gunnison Partners
Ronald Benanto	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Chief Financial Officer of Lumigent, Inc.
Michelle Caggiano	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Chief Financial Officer of the Issuer
Evan Marwell	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Partner and Managing Director of Criterion Capital Management, LLC
Martin Deise	Centra Software, Inc. 430 Bedford Street Lexington, MA 02420	Senior Vice President of Professional Services of the Issuer